Exhibit 99.1

Trina Solar Responds to the European Commission’s Initiation of an Anti-dumping Investigation Concerning Certain Solar Energy Products Originating in China

CHANGZHOU, China, Sep. 6, 2012 /PRNewswire/ — The European Commission today announced the initiation of an anti-dumping investigation concerning imports into the European Union (EU) of crystalline silicon photovoltaic modules and key components (i.e. cells and wafers), originating in China. Trina Solar is one of the China-based suppliers of these products to the EU.

Trina Solar believes the allegations made by Germany’s Solarworld AG and other, thus far anonymous, petitioners of the so-called EU ProSun group will eventually prove to be unfounded, and that Trina Solar’s transactions with its EU customers were and are made in accordance with international fair trade practices. These allegations threaten the ability of EU consumers to receive the benefits of clean and innovative solar energy products at a fairly-traded, market-competitive price. Trina plans to contest the allegations vigorously.

“Trina Solar products are neither dumped nor subsidized. They are produced, and sold competitively on the European market. We believe the trade investigation will reveal that Trina Solar competes fairly with its competitors in the European Union,” said Chairman and CEO, Jifan Gao.

“We are cooperating with the European Commission to ensure it receives all required information to arrive at a balanced and fair conclusion. Additionally, we welcome Chancellor Merkel’s constructive approach to a dialogue and are ready to participate in any dialogue which may be initiated,” said Ben Hill, President of Trina Solar Europe.

Trina Solar remains dedicated to bringing the sustainable benefits of clean and innovative solar energy products and services to residential, commercial and utility scale customers worldwide.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group for financial/investor inquiries:
Terry Wang, CFO	Michael Fuchs
Phone: +86.519.8548.2009 (Changzhou)	Phone: +86.10.6566.2256

Thomas Young, Vice President, Investor Relations	Henry Fraser
Phone: +86.138.6118.3779 (Global)	Phone: +44.20.7396.5319 (London)
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com

Jodie Roussell, Director of Public Affairs, Europe	G Plus Europe
Phone: +41.79.964.1954 (Zürich)	Thomas Barros-Tastets
Email: jodie.roussell@trinasolar.com	Phone: +32 484 66 01 90
Email: thomasbarros-tastets@gpluseurope.com